

November 18, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Amcor UK Finance plc, guaranteed by Amcor plc, Amcor Finance (USA), Inc., Amcor Group Finance plc, Amcor International UK plc, Amcor Flexibles North America, Inc., Berry Global Group, Inc. and Berry Global, Inc. under the Exchange Act of 1934:

- 3.200% Guaranteed Senior Notes Due 2029
- 3.750% Guaranteed Senior Notes Due 2033

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com